UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 6)*

THE ESTÉE LAUDER COMPANIES INC.
(Name of Issuer)

CLASS A COMMON STOCK
PAR VALUE $.01 PER SHARE
(Title of Class of Securities)

518439 10 4
(CUSIP Number)

JEFFREY N. SCHWARTZ, ESQ.
DAVIS POLK & WARDWELL LLP
450 LEXINGTON AVENUE
NEW YORK, NEW YORK 10017
(212) 450-4000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 25, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	518439 10 4

1.	Names of Reporting Persons.

Aerin Lauder
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power

1,676,692 (SEE ITEM 5)
	8.	Shared Voting Power

12,619,510 (SEE ITEM 5)
	9.	Sole Dispositive Power

1,676,692 (SEE ITEM 5)
	10.	Shared Dispositive Power

12,619,510 (SEE ITEM 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

14,296,202 (SEE ITEM 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

5.8% (SEE ITEM 5)
14.	Type of Reporting Person (See Instructions)

IN

This Amendment No. 6 (this “Amendment”) is the sixth amendment to the Statement on Schedule 13D that was initially filed with the Securities and Exchange Commission on January 14, 2009, as amended by Amendment No. 1 filed on April 26, 2010, Amendment No. 2 filed on May 27, 2010, Amendment No. 3 filed on April 23, 2015, Amendment No. 4 filed on May 8, 2019 and Amendment No. 5 filed on June 14, 2021 (the “Schedule 13D”) by The Aerin Lauder Zinterhofer 2008 Grantor Retained Annuity Trust (the “ALZ 2008 GRAT”) and Aerin Lauder, a/k/a Aerin Lauder Zinterhofer (“ALZ” or the “Reporting Person”). The ALZ 2008 GRAT ceased to be a reporting person on this Schedule 13D upon the filing of Amendment No. 3 described in the preceding sentence.

Unless indicated otherwise, all items left blank remain unchanged and any items that are reported are deemed to amend and supplement the existing items in the Schedule 13D. Capitalized terms used in this Amendment and not defined herein have the respective meanings ascribed to such terms in the Schedule 13D.

Item 1. Security and Issuer

Item 2. Identity and Background

ALZ’s principal business address is AERIN LLC, 595 Madison Avenue, 5th Floor, New York, NY 10022. The present principal occupation of ALZ is Creative Director of AERIN LLC.

Item 3. Source and Amount of Funds or Other Consideration

Item 4. Purpose of Transaction

Item 5. Interest in Securities of the Issuer

(a) The responses of the Reporting Person to Rows (11) through (13) of the cover page of this Amendment are incorporated herein by reference.

On August 25, 2021, in compliance with Rule 144 of the Securities Act of 1933, as amended, the ALZ 2000 Revocable Trust sold an aggregate of 184,293 shares of Class A Common Stock in the open market (the “Transactions”). The Transactions were for asset diversification, tax and estate planning purposes.

The Reporting Person currently has no plans or proposals of the type set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, except as set forth in the preceding paragraph. However, the Reporting Person reserves the right to change her plans at any time, as she deems appropriate, and accordingly the Reporting Person may acquire additional shares of Class B Common Stock in private transactions or additional shares of Class A Common Stock in open market transactions, in each case for investment purposes, and may dispose of shares of Class A Common Stock and Class B Common Stock.

After giving effect to the Transactons, the Reporting Person beneficially owned 14,296,202 shares of Class A Common Stock as follows: 1,692 shares of Class A Common Stock held directly by her; 1,675,000 shares of Class A Common Stock via her direct holding of the same number of shares of Class B Common Stock; 7,708,916 shares of Class A Common Stock via her indirect holding of the same number of shares of Class B Common Stock as beneficiary of the ALZ 2000 Revocable Trust; and 4,910,594 shares of Class A Common Stock via her indirect holding of the same number of Class B Common Stock as a co-trustee of the 2008 Descendants Trust.

Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock and is automatically converted into one share of Class A Common Stock upon transfer to a person who is not a Permitted Transferee, as that term is defined in the Issuer’s Certificate of Incorporation. Assuming conversion of all such shares of Class B Common Stock beneficially owned by ALZ after giving effect to the Transactions, ALZ would beneficially own 14,296,202 shares of Class A Common Stock, which would constitute 5.8% of the number of shares of Class A Common Stock outstanding (based on the number of shares of Class A Common Stock outstanding as of April 26, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2021).

Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of the Issuer’s stockholders, and each share of Class B Common Stock entitles the holder to ten votes on each such matter, including the election of directors of the Issuer. Assuming no conversion of any of the outstanding shares of Class B Common Stock, the 1,692 shares of Class A Common Stock and the 14,294,510 shares of Class B Common Stock beneficially owned by ALZ after giving effect to the Transactions constitute 9.3% of the aggregate voting power of the Issuer (based on the number of shares of Class A Common Stock and Class B Common Stock outstanding as of April 26, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2021).

(b) The responses of the Reporting Person to (i) Rows (7) through (10) of the cover pages of this Amendment and (ii) Item 5(a) hereof are incorporated herein by reference. ALZ has sole voting and dispositive power with respect to the following: the 1,692 shares of Class A Common Stock held directly by her and the 1,675,000 shares of Class B Common Stock held directly by her. ALZ, as a co-trustee of the 2008 Descendants Trust, has shared voting and dispositive power with respect to the 4,910,594 shares of Class B Common Stock owned by the 2008 Descendants Trust. After giving effect to the Transactions, Richard D. Parsons, as the sole trustee of the ALZ 2000 Revocable Trust, has sole voting and dispositive power with respect to the 7,708,916 shares of Class B Common Stock owned by the ALZ 2000 Revocable Trust. However, ALZ, as grantor of the ALZ 2000 Revocable Trust, has the power to amend and revoke the trust and to direct certain distributions.

(c) The Reporting Person has not had any transactions in the Class A Common Stock that were effected during the past sixty days.

(d) ALZ has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 1,692 shares of Class A Common Stock and the 1,675,000 shares of Class B Common Stock held directly by her. ALZ, as a co-trustee of the 2008 Descendants Trust, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 4,910,594 shares of Class B Common Stock owned by the 2008 Descendants Trust. After giving effect to the Transactions, Richard D. Parsons, as the sole trustee of the ALZ 2000 Revocable Trust, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 7,708,916 shares of Class B Common Stock owned by the ALZ 2000 Revocable Trust. ALZ, as a beneficiary of the ALZ 2000 Revocable Trust, has the right to receive such amounts of income and principal from the ALZ 2000 Revocable Trust as she shall request or as the trustee of the ALZ 2000 Revocable Trust shall deem advisable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 2, 3, 4 and 5 hereof is incorporated by reference herein.

Item 7. Material to be Filed as Exhibits

Exhibit 1:	Stockholders’ Agreement, dated November 22, 1995 (filed as Exhibit 10.1 to the Issuer’s Annual Report on Form 10-K for the fiscal year ended June 30, 2003).**
Exhibit 2:	Amendment No. 1 to Stockholders’ Agreement (filed as Exhibit 10.1 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 1996).**
Exhibit 3:	Amendment No. 2 to Stockholders’ Agreement (filed as Exhibit 10.2 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended December 31, 1996).**
Exhibit 4:	Amendment No. 3 to Stockholders’ Agreement (filed as Exhibit 10.2 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 1997 (the “FY 1997 Q3 10-Q”)).**
Exhibit 5:	Amendment No. 4 to Stockholders’ Agreement (filed as Exhibit 10.1d to the Issuer’s Annual Report on Form 10-K for the fiscal year ended June 30, 2000).**
Exhibit 6:	Amendment No. 5 to Stockholders’ Agreement (filed as Exhibit 10.1e to the Issuer’s Annual Report on Form 10-K for the fiscal year ended June 30, 2002).**

Exhibit 7:	Amendment No. 6 to Stockholders’ Agreement (filed as Exhibit 10.2 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2004).**
Exhibit 8:	List of parties to Stockholders’ Agreement (filed as Exhibit 8 to Amendment No. 5 to the Reporting Person’s General Statement of Beneficial Ownership on Schedule 13D filed on June 14, 2021).**
Exhibit 9:	Registration Rights Agreement, dated November 22, 1995 (filed as Exhibit 10.2 to the Issuer’s Annual Report on Form 10-K for the fiscal year ended June 30, 2003).**
Exhibit 10:	First Amendment to Registration Rights Agreement (filed as Exhibit 10.3 to the Issuer’s Annual Report on Form 10-K for the fiscal year ended June 30, 1996).**
Exhibit 11:	Second Amendment to Registration Rights Agreement (filed as Exhibit 10.1 to the FY 1997 Q3 10-Q).**
Exhibit 12:	Third Amendment to Registration Rights Agreement (filed as Exhibit 10.2c to the Issuer’s Annual Report on Form 10-K for the fiscal year ended June 30, 2001).**
Exhibit 13:	Fourth Amendment to Registration Rights Agreement (filed as Exhibit 10.2 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2003).**
Exhibit 14:	Amendment No. 7 to Stockholders’ Agreement (filed as Exhibit 10.7 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2009).**
Exhibit 15:	Transfer Agreement**

** Incorporated by reference

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 30, 2021

AERIN LAUDER

By:	/s/ Aerin Lauder
Aerin Lauder

EXHIBIT INDEX

Exhibit 1:	Stockholders’ Agreement, dated November 22, 1995 (filed as Exhibit 10.1 to the Issuer’s Annual Report on Form 10-K for the fiscal year ended June 30, 2003).**
Exhibit 2:	Amendment No. 1 to Stockholders’ Agreement (filed as Exhibit 10.1 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 1996).**
Exhibit 3:	Amendment No. 2 to Stockholders’ Agreement (filed as Exhibit 10.2 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended December 31, 1996).**
Exhibit 4:	Amendment No. 3 to Stockholders’ Agreement (filed as Exhibit 10.2 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 1997 (the “FY 1997 Q3 10-Q”)).**
Exhibit 5:	Amendment No. 4 to Stockholders’ Agreement (filed as Exhibit 10.1d to the Issuer’s Annual Report on Form 10-K for the fiscal year ended June 30, 2000).**
Exhibit 6:	Amendment No. 5 to Stockholders’ Agreement (filed as Exhibit 10.1e to the Issuer’s Annual Report on Form 10-K for the fiscal year ended June 30, 2002).**
Exhibit 7:	Amendment No. 6 to Stockholders’ Agreement (filed as Exhibit 10.2 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2004).**
Exhibit 8:	List of parties to Stockholders’ Agreement (filed as Exhibit 8 to Amendment No. 5 to the Reporting Person’s General Statement of Beneficial Ownership on Schedule 13D filed on June 14, 2021).**
Exhibit 9:	Registration Rights Agreement, dated November 22, 1995 (filed as Exhibit 10.2 to the Issuer’s Annual Report on Form 10-K for the fiscal year ended June 30, 2003).**
Exhibit 10:	First Amendment to Registration Rights Agreement (filed as Exhibit 10.3 to the Issuer’s Annual Report on Form 10-K for the fiscal year ended June 30, 1996).**
Exhibit 11:	Second Amendment to Registration Rights Agreement (filed as Exhibit 10.1 to the FY 1997 Q3 10-Q).**
Exhibit 12:	Third Amendment to Registration Rights Agreement (filed as Exhibit 10.2c to the Issuer’s Annual Report on Form 10-K for the fiscal year ended June 30, 2001).**
Exhibit 13:	Fourth Amendment to Registration Rights Agreement (filed as Exhibit 10.2 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2003).**
Exhibit 14:	Amendment No. 7 to Stockholders’ Agreement (filed as Exhibit 10.7 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2009).**
Exhibit 15:	Transfer Agreement**

** Incorporated by reference